LOMBARD MEDICAL, INC.

4 Trident Park

Didcot

Oxfordshire OX 11 7HJ

United Kingdom

April 8, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Amanda Ravitz

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lombard Medical, Inc. Registration Statement on Form F-1 File No. 333-194461 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lombard Medical, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-194461), as amended (the “Registration Statement”), so that it may become effective at 2:30 p.m. EST, on April 10, 2014, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kristian Wiggert of Covington & Burling LLP, special U.S. counsel to the Company, at +44 20 7067 2280 or kwiggert@cov.com or Brian Rosenzweig of this firm at 212-841-1108 or brozenzweig@cov.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Securities and Exchange Commission

April 8, 2014

Very truly yours, LOMBARD MEDICAL, INC.

By:	/s/ IAN ARDILL
Name: Ian Ardill Title: Chief Financial Officer

April 8, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Amanda Ravitz

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lombard Medical, Inc. Registration Statement on Form F-1 File No. 333-194461 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby join in the request of Lombard Medical, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 2:30 p.m. EST, on April 10, 2014, or as soon thereafter as practicable.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated March 31, 2014 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated March 31, 2014, through the date hereof:

Preliminary Prospectus, dated March 31, 2014:

953 copies were distributed to prospective underwriters, institutional investors, dealers and others.

[Remainder of page intentionally blank.]

Very truly yours,

JEFFERIES LLC

BARCLAYS CAPITAL INC.

As Representatives of the Several Underwriters

JEFFERIES LLC

By:	/s/ David Weaver
Name: David Weaver Title: President

BARCLAYS CAPITAL INC.

By:	/s/ Douglas G. Soloman
Name: Douglas G. Soloman Title: Managing Director